SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of December 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

IMPLEMENTATION OF THE TRANSFORMATION PLAN

Planned €350 million share capital increase

with preferential subscription rights

Paris, France – December 7, 2015

After careful review of the different options to address the Company’s financing needs as announced on November 5 2015, CGG intends to launch a capital increase to finance in particular the Group’s Transformation Plan.

CGG announces today the convening of a combined general shareholders’ meeting in order to delegate authority to the board of directors to decide on a capital increase of a maximum amount of €350 million (issue premium included) by issuance of ordinary shares with preferential subscription rights for shareholders.

This strengthening of the Group’s equity would complement its current refinancing transactions. The approximately $126 million of CGG’s $135 million outstanding 2017 bonds that have been tendered for cancellation during the early tender period of CGG Holding (U.S.) Inc.’s ongoing exchange offer and the €84 million Fugro loan will be replaced by a secured term loan due 2019. At the end of this process, most of CGG’s 2016/2018 mid-term debt will have been rescheduled.

Subject to the approval of the general shareholders’ meeting and market conditions, this capital increase will be launched as soon as possible following the general meeting. The final terms of this transaction will be determined by the Company’s board of directors.

The general meeting is convened for January 11, 2016 at 10:00 am (Paris time) at the following location: Centre d’Affaires Paris Victoire, 52 rue de la Victoire, Paris 75009, France. The agenda and draft resolutions, which have been published today by the French BALO (bulletin d’annonces légales obligatoires), are available on CGG’s website (www.cgg.com).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business Segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications	Investor Relations
Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

This press release and the information contained herein do not constitute either an offer to sell or purchase or the solicitation of an offer to sell or purchase securities of CGG.

No communication or information relating to the contemplated capital increase may be distributed to the public in any jurisdiction in which registration or approval is required. No action has been (or will be) undertaken in any jurisdiction outside of France where such steps would be required. The subscription for or purchase of securities of CGG may be subject to legal or statutory restrictions in certain jurisdictions. CGG assumes no responsibility for any violation of such restrictions by any person. The distribution of this press release in certain jurisdictions may be restricted by law. This press release does not constitute an offer for sale of securities.

European Economic Area

This press release does not constitute a prospectus within the meaning of Directive 2003/71/EC as amended to the extent that such amendments have been implemented in the Member States of the European Economic Area (the “Prospectus Directive”).

The rights issue will be open to the public in France only pursuant to a prospectus having received the visa of the French Autorité des marchés financiers (the “AMF”) and prepared in accordance with the Prospectus Directive.

With respect to each Member State of the European Economic Area other than France which has implemented the Prospectus Directive (the “Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring a publication of a prospectus in any Member State. As a result, the securities of CGG may only be offered in relevant Member States (i) to qualified investors, as defined by the Prospectus Directive; or (ii) in any other circumstances, not requiring CGG to publish a prospectus as provided under Article 3(2) of the Prospectus Directive.

For the purposes of this paragraph, “securities offered to the public” in a given Member State, means, any communication in any form and by any means, of sufficient information about the terms and conditions of the offer and the securities, so as to enable an investor to decide to buy or subscribe for the securities, as the same may be varied in that Member State.

This selling restriction applies in addition to any other selling restrictions which may be applicable in the Member States who have implemented the Prospectus Directive.

United Kingdom

The distribution of this press release is directed only at (i) persons outside the United Kingdom, subject to applicable laws, or (ii) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended (the “Order”) or (iii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) (a) to (d) of the Order. Persons within the United Kingdom who receive this communication (other than persons falling within (ii) and (iii) above) should not use, or rely on, this press release or any information contained herein.

United States

This press release does not constitute an offer or invitation to sell or purchase, or any solicitation of any offer to purchase or subscribe for, any securities of CGG in the United States of America. Securities may not be offered, subscribed or sold in the United States of America absent registration under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements thereof. The securities of CGG have not been and will not be registered under the U.S. Securities Act and CGG does not intend to make a public offer of its securities in the United States of America.

Forward-looking statements

This press release includes information about the objectives of the Group and forward-looking statements. These statements are sometimes identified by the use of the future or conditional tense, as well as terms such as “estimate”, “believe”, “have the objective of”, “intend to”, “expect”, “result in”, “should” and other similar expressions. It should be noted that the realisation of these objectives and forward-looking statements is dependent on the circumstances and facts that arise in the future. Forward-looking statements and information about objectives may be affected by known and unknown risks, uncertainties and other factors that may significantly alter the future results, performance and accomplishments planned or expected by the Company. These factors may include changes in the economic and commercial situation, regulations and the risk factors described in CGG’s annual report on Form 20-F for the financial year ended 31 December 2014 filed with the Securities and Exchange Commission (the “SEC”) on 13 April 2015, and which may be obtained on the websites of the SEC (www.sec.gov) and CGG (www.cgg.com).

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date December 7th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO